Exhibit 99.1

NANOBIOTIX Announces Filing of 2020 Universal Registration Document and 2020 Annual Report on Form 20-F

PARIS & CAMBRIDGE, Mass.--(BUSINESS WIRE)--April 7, 2021--Regulatory News:

NANOBIOTIX (Euronext: NANO – NASDAQ: NBTX – the ‘‘Company’’), a late-stage clinical biotechnology company pioneering physics-based approaches to expand treatment possibilities for patients with cancer, today announced the filing of its universal registration document for the financial year ended December 31, 2020 with the French financial market authority (Autorité des marchés financiers or AMF), as well as its annual report on Form 20-F for the financial year ended December 31, 2020 with the U.S. Securities and Exchange Commission (SEC).

These documents are available on Nanobiotix’s website at https://www.nanobiotix.com/regulated-information/. In addition, the 2020 universal registration document is available on the AMF website (www.amf-france.org) and the 2020 Annual Report on Form 20-F is available on the SEC website (www.sec.gov).

In particular, the Company’s 2020 universal registration document includes its:

  2020 annual financial report,
  Management report including the report on corporate governance
  Reports from the Company’s statutory auditors and information on their fees
  Required information in relation to the Company’s share buyback program

About NANOBIOTIX: www.nanobiotix.com

Nanobiotix is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The company’s philosophy is rooted in the concept of pushing past the boundaries of what is known to expand possibilities for human life.

Incorporated in 2003, Nanobiotix is headquartered in Paris and also has subsidiaries in France, Spain, and Germany. Nanobiotix has been listed on Euronext: Paris since 2012 and completed a successful initial public offering (IPO) on the Nasdaq Global Select Market in New York City in December 2020. The company is one of only 7 dual-listed biotech companies with headquarters in France.

Nanobiotix is the owner of more than 30 umbrella patents associated with three (3) nanomedicine platforms: 1) applied to oncology; 2) applied to bioavailability and biodistribution; and 3) applied to disorders of the central nervous system. The lion's share of the company's resources are devoted to the development of its lead product candidate–NBTXR3—which was born from its proprietary oncology platform and is has already achieved market authorization in Europe for the treatment of patients with soft tissue sarcoma under the brand name Hensify®.

For more information about Nanobiotix, visit us at www.nanobiotix.com or follow us on LinkedIn and Twitter

Disclaimer

This press release contains certain “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “at this time,” “anticipate,” “believe,” “expect,” “intend,” “on track,” “plan,” “scheduled,” and “will,” or the negative of these and similar expressions. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management, include statements about the timing and progress of clinical trials, the timing of our presentation of data, the results of our preclinical studies and their potential implications. Such forward-looking statements are made in light of information currently available to us and based on assumptions that Nanobiotix considers to be reasonable. However, these forward-looking statements are subject to numerous risks and uncertainties, including with respect to the risk associated with the evolving nature of the duration and severity of the COVID-19 pandemic and governmental and regulatory measures implemented in response to it. Furthermore, many other important factors, including those described in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 7, 2021 under “Item 3.D. Risk Factors” and those set forth in the universal registration document of Nanobiotix filed with the French Financial Markets Authority (Autorité des Marchés Financiers) on April 7, 2021 (a copy of which is available on www.nanobiotix.com), as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

Contacts

Nanobiotix
Communications Department
Brandon Owens
VP, Communications
+1 (617) 852-4835
contact@nanobiotix.com

Investor Relations Department
Kate McNeil
SVP, Investor Relations
+1 (609) 678-7388
investors@nanobiotix.com

Media Relations
France – Ulysse Communication
Pierre-Louis Germain
+ 33 (0) 6 64 79 97 51
plgermain@ulysse-communication.com

US – Porter Novelli
Stefanie Tuck
+1 (917) 390-1394
Stefanie.tuck@porternovelli.com